UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 25049

FORM 12b-25

Notification of Late Filing

Commission File Number: 0-17521

(Check one)

☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR

For Period Ended: July 31, 2002

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

         Full Name of Registrant: Zila, Inc.

         Former Name if Applicable:

Address of principal executive office (Street and Number): 5227 North 7th Street

City, State and Zip Code: Phoenix, Arizona 85014

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to timely file its report on Form 10-K for the fiscal year ended July 31, 2002 (fiscal 2002), without unreasonable effort or expense. As disclosed in its press release dated October 24, 2002, the Securities and Exchange Commission is conducting a periodic review of the Registrant’s financial statements included in its annual report on Form 10-K for the fiscal year ended July 31, 2001 and its quarterly reports on Form 10-Q for the periods ended October 31, 2001, January 31, 2002 and April 30, 2002. The Registrant has resolved a number of issues raised by the SEC in its review and will be restating its financial statements for fiscal years 2000 and 2001 and its quarterly reports for fiscal 2002.

The Registrant is still discussing certain issues with the SEC including the impairment analyses related to approximately $5.4 million of purchased technology rights pertaining to certain Tolonium Chloride technology and assets. The resolution of these issues could result in an additional adjustment or restatement to the Registrant's financial statements for the foregoing periods and affect the financial statements included its annual report on Form 10-K for fiscal 2002. The Registrant intends to resolve these issues with the SEC prior to the filing of its 10-K for fiscal 2002 and anticipates doing so no later than the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bradley C. Anderson	(602) 266-6700

(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑  Yes          ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

☑  Yes          ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its press release dated August 7, 2002, the Registrant stated that, on a preliminary unaudited basis, revenues for fiscal 2002 were approximately $35.0 million, an increase of approximately 12% over the $31.1 million recorded in the prior year. The Registrant expects to record a pre-tax loss from continuing operations of $7.1 to $7.5 million for fiscal 2002, compared to a pre-tax loss from continuing operations of $6.5 million during 2001. In its press release dated October 24, 2002, the Registrant disclosed that the anticipated restatement of its financial statements for fiscal years 2000 and 2001 would result in an increase in net income in 2000 of $690,000 and an increase in pre-tax loss of $130,000 in 2001. Further, on a preliminary unaudited basis, the Registrant expects its pre-tax loss for fiscal 2002 to increase by $70,000. Finally, the resolution of the pending SEC review of the Registrant’s impairment analyses related to its purchased technology rights pertaining to certain Tolonium Chloride technology and assets and other issues could result in an additional restatement or adjustment to the financial statements being reviewed and affect the balance sheet in the financial statements for fiscal 2002.

Zila, Inc.

(Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	October 29, 2002	By:	/s/	Bradley C. Anderson

		Name:		Bradley C. Anderson

		Title:		Vice President and Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with this form.

ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).